File No. 82-3759

Höganäs AB Interim Report

January–June 2004



dlo 7/26

Höganäs

Höganäs AB (publ), 263 83 Höganäs
Tel 042-33 80 00, fax 042-33 83 60
www.hoganas.com

Höganäs AB (publ) corporate ID No. 556005-0121

Highlights

	Q 2		Q 1-2	
Net sales	**MSEK 1 091**	**+17%**	**MSEK 2 133**	**+11%**
Income after tax	**MSEK 125**	**+24%**	**MSEK 233**	**+19%**
Earnings per share	**SEK 3.60**	**(3.00)**	**SEK 6.80**	**(5.70)**
Income before tax	**MSEK 176**	**+28%**	**MSEK 329**	**+22%**
Operating margin	**17.0%**	**(16.0)**	**16.3%**	**(15.1)**
Equity/assets ratio	**42%**	**(38)**	**42%**	**(38)**

SCM's copper operation divested - capital gain MSEK 20.

GROUP

NET SALES

First half-year 2004

Höganäs' turnover increased by 11% in the first half-year to MSEK 2 133. Volumes grew by a total of 10%. Currency effects, the result of a stronger SEK, exerted a negative 6% impact on net sales.

Demand in Asia (excl. Japan) was very robust and the volume grew by 25%. The highest growth was in China and India. Volumes on the North American market also grew briskly, mainly because of increased market shares.

Second quarter 2004

In the second quarter 2004, Höganäs posted turnover gains of 17%. Sales performance continued to be strong in Asia with an increase of 25% and in North America of almost 20%.

EARNINGS

First half-year 2004

Consolidated operating income stood at MSEK 348 (290) for the first six months of the year. Income before tax was MSEK 329 (269). The SCM copper business has been divested and the gain from the sale has had a positive effect on operating income by MSEK 20.

Other operating income and expenses amounted to MSEK 103 (68) including items such as capital gain from the divestment of SCM's copper business and earnings from forward contracts. The result from these forward contracts was MSEK 89 (76). Disregarding forward contracts, the stronger SEK has exerted a negative impact of just over MSEK 20 on operating income in 2004.

Income after tax was MSEK 233 (195), or SEK 6.80 (5.70) per share. The effective tax rate was 29.2% (27.5).

Second quarter 2004

Consolidated operating income was MSEK 186 (150) in the second quarter; income before tax was MSEK 176 (138).

Other operating income and expenses amounted to MSEK 59 (36). The result from the forward contracts was MSEK 43 (42). Disregarding forward contracts, the stronger SEK exerted a negative impact of just over MSEK 5 on operating income in the period.

Income after tax was MSEK 125 (101), or SEK 3.60 (3.00) per share. The effective tax rate was 29.0% (26.8).

BUSINESS AREAS

Iron Powder

The Iron Powder business area's net sales increased by 9% in the half-year to MSEK 1 432. Net sales were influenced adversely by the stronger SEK. The demand for press powder remained firm, with volume growth of 12%, while the demand for other iron powder grew by 7%. Volume growth was highest in Asia and North America. Volume growth was also faintly positive in Europe in the second quarter.

Operating income advanced 2% to MSEK 223 (219). Sustained high cost of materials was not fully offset by the price surcharges imposed. Like the fourth quarter 2003, volume progress was strongest at the end of each quarter, probably due to some customers bringing forward deliveries to partially delay the effect of increased price surcharges, effective from the next quarter onwards.

High-alloy Metal Powder

Net sales of High-alloy Metal Powder increased by 17% in the first half-year to MSEK 720 (616). The increased turnover is primarily explained by price compensation for higher cost of materials. Volumes rose by 2% in the period, and as for Iron Powder, the stronger SEK exerted a negative turnover effect. Excluding SCM's copper

operation, turnover grew by 25% to MSEK 531 and volume grew by 12% in the first half-year.

Operating income was MSEK 125 (71), with MSEK 20 of this increase due to the divestment of SCM's copper operation. Higher volumes as well as an improved cost outlook for the Belgian operation have had a positive effect on the earnings.

PROFITABILITY

Return on capital employed was 16.4% (14.0), while return on equity was 20.2% (18.6). Returns are calculated on the most recent 12-month period.

FINANCIAL POSITION AND CASH FLOW

At the end of the period, the equity/assets ratio was 42%, against 38% at the corresponding point of 2003. Shareholders' equity per share was SEK 60.10 against SEK 57.70 as of 1 January.

Consolidated financial net debt was MSEK 1 522 (1 766) at the end of the period. Interest expenses were MSEK 19 (21).

Cash flow from ongoing activities was MSEK 125 (460). Investments in fixed assets were MSEK 126 (135). The SEK has depreciated since 1 January, implying a MSEK -41 (284) currency effect that does not influence liquidity.

DIVESTMENT

As previously announced, the US subsidiary SCM's copper powder production facility was divested in May 2004. After final adjustments, the purchase price was just over MSEK 300. This divestiture generated capital gains of MSEK 20 before tax.

The copper operation was consolidated within Höganäs until 31 May 2004 inclusive, a turnover of MSEK 189 and producing an operating margin of nearly 14%. At the point of divestiture, net assets were some MSEK 280. The operational cash flow of the business was some MSEK -10 in 2004.

HUMAN RESOURCES

Höganäs had 1 548 employees at the end of the period, against 1 607 as of 1 January.

PARENT COMPANY

Parent company net sales were MSEK 1 094 (991), MSEK 490 of which to group companies. Earnings after financial items was MSEK 212 (284). Höganäs made MSEK 72 (82) net investments in tangible fixed assets. Parent company liquid assets were MSEK 21 at the end of the period, compared to MSEK 29 as of 1 January.

OUTLOOK

Höganäs anticipates the prevailing market conditions sustaining for the remainder of 2004, with healthy demand in Asia and unchanged demand in Europe and America. High, and potentially increasing, costs of materials are exerting a negative profit impact. Höganäs is reiterating its previous forecast for 2004, of profits consistent with, or better than, the previous year.

Höganäs, Sweden, 14 July 2004

Claes Lindqvist

CEO and President

ACCOUNTING PRINCIPLES

From 2004 RR29: Remuneration to employees is applied. Apart from this the Interim Report has been prepared pursuant to, and by applying, the same accounting and valuation principles as the Annual Report for the financial year 2003.

This Interim Report has not been reviewed by the company's auditors.

FINANCIAL INFORMATION

Höganäs intends to publish the following financial information in 2004.

- Nine-month Interim Report 14 October

CONSOLIDATED INCOME STATEMENT

MSEK	Q 2 2004	Q 2 2003	Q 1-2 2004	Q 1-2 2003	Last 12 months	Year 2003
Net sales	1 091	935	2 133	1 918	3 965	3 750
Cost of goods sold	-833	-703	-1 632	-1 446	-3 043	-2 857
Gross profit	**258**	**232**	**501**	**472**	**922**	**893**
Selling expenses	-50	-46	-100	-98	-204	-202
Administrative expenses	-47	-40	-91	-81	-172	-162
R&D costs	-34	-32	-65	-71	-128	-134
Other operating income	62*	38	108*	73	199*	164
Other operating expenses	-3	-2	-5	-5	-10	-10
Profit after financial items	**186**	**150**	**348**	**290**	**607**	**549**
Operating margin, %	17.0	16.0	16.3	15.1	15.3	14.6
Financial income	3	9	7	16	20	29
Financial expenses	-13	-21	-26	-37	-53	-64
Profit after financial items	**176**	**138**	**329**	**269**	**574**	**514**
Tax	-51	-37	-96	-74	-181	-159
Minority share	0	0	0	0	0	0
Net income	**125**	**101**	**233**	**195**	**393**	**355**
Depreciation and write-downs for the period	**-70**	**-71**	**-140**	**-146**	**-273**	**-279**
Earnings per share, SEK	3.60	3.00	6.80	5.70	11.50	10.40
Average no. of shares after buy-backs ('000)	34 217	34 217	34 217	34 217	34 217	34 217
No. of shares after buy-backs at end of period ('000)	34 217	34 217	34 217	34 217	34 217	34 217

* whereof gain on sale of SCM Copper Business 20 MSEK

CONSOLIDATED BALANCE SHEET

MSEK	30 June 2004	30 June 2003	31 Dec 2003
Intangible fixed assets	198	227	250
Tangible fixed assets	2 633	2 827	2 719
Financial fixed assets	71	87	86
Inventories	929	809	810
Current receivables	929	810	768
Liquid funds/assets	103	123	75
Total assets	**4 863**	**4 883**	**4 708**
Shareholders' equity	2 057	1 832	1 974
Minority share	1	2	1
Interest-bearing liabilities provisions	1 625	1 889	1 726
Non-interest-bearing liabilities provisions	1 180	1 160	1 007
Total liabilities and shareholders' equity	**4 863**	**4 883**	**4 708**

CHANGES IN SHAREHOLDERS' EQUITY

MSEK	Q 1-2 2004	Q 1-2 2003	Year 2003
Opening balance	1 974	1 827	1 827
Change in provision for pensions RR29	12	-	-
Dividends	-171	-171	-171
Tax accounted directly to shareholders' equity	4	-10	-19
Translation differences	5	-9	-18
Net income	233	195	355
Closing balance	**2 057**	**1 832**	**1 974**

NET SALES BY MAIN MARKET

MSEK	Q 2 2004	Q 2 2003	Q 1-2 2004	Q 1-2 2003	Last 12 months	Year 2003
Europe	402	351	782	739	1 454	1 411
America	350	297	678	604	1 219	1 145
Asia	330	265	656	543	1 268	1 155
Other	9	22	17	32	24	39
Total	**1 091**	**935**	**2 133**	**1 918**	**3 965**	**3 750**

CONSOLIDATED QUARTERLY DATA

MSEK	Q 2 2004	Q 1 2004	Q 4 2003	Q 3 2003	Q 2 2003	Q 1 2003	Q 4 2002	Q 3 2002
Net sales	1 091	1 042	937	895	935	983	754	791
Costs	-855	-810	-723	-717	-723	-759	-592	-602
Non-recurring items	20*	-	-	-	9	-9	2	-27
Depreciation and amortisation	-70	-70	-59	-74	-71	-75	-53	-58
Operating income	186	162	155	104	150	140	111	104
Income before tax	176	153	150	95	138	131	102	90
Income after tax	125	108	97	63	101	94	75	62
Operating margin, %	17.0	15.5	16.5	11.6	16.0	14.2	14.7	13.1
Operating margin, % excl. non-recurring items	15.2	15.5	16.5	11.6	15.1	15.2	14.5	16.6

*gain on sale of SCM Copper Business

KEY INDICATORS

	Q 1-2 2004	Q 1-2 2003	Year 2003
Capital employed, MSEK	3 683	3 723	3 701
Return on capital employed*, %	16.4	14.0	15.8
RoCE excluding non-recurring items*, %	15.9	14.7	15.8
Shareholders' equity, MSEK	2 057	1 832	1 974
Return on equity*, %	20.2	18.6	18.7
RoE excluding non-recurring items*, %	19.2	19.9	18.7
Shareholders' equity per share, SEK	60.10	53.50	57.70
Equity/assets ratio, %	42.3	37.6	41.9
Financial net debt, MSEK	1 522	1 766	1 651
Dept/equity ratio, multiple	0.74	0.96	0.84
Interest coverage ratio, mutiple	18.3	13.8	15.7
No of employees, end of period	1 548	1 613	1 607

* Last 12 months

CASH FLOW STATEMENT

MSEK	Q 1-2 2004	Q 1-2 2003	Year 2003
Cash flow before change in working capital	335	640	909
Change in working capital	-210	-180	-157
Investment activities	174	-695	-869
Financing activities	-102	455	292
Dividends	-171	-171	-171
Cash flow for the period	**26**	**49**	**4**
Liquid funds, opening balance	75	77	77
Exchange rate differences in liquid funds	2	-3	-6
Liquid funds, closing balance	**103**	**123**	**75**

NET SALES (MSEK)
Q 1-2


2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
2003
2004

OPERATING INCOME (MSEK)
Q 1-2


360
320
280
240
200
160
120
80
40
0
2003
2004

EARNINGS PER SHARE (SEK)
Q 1-2


7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2003
2004

REPORTING PER BUSINESS AREA

	Net sales				Operating income			
	Q 2	Q 2	Q 1-2	Q 1-2	Q 2	Q 2	Q 1-2	Q 1-2
MSEK	2004	2003	2004	2003	2004	2003	2004	2003
Iron Powder	734	647	1 432	1 315	107	114	223	219
High-alloy Metal Powder	368	294	720	616	59	36	105	71
Gain on sale of SCM Copper Business					20		20	
Intra group adjustment	-11	-6	-19	-13	-	-	-	-
Total, group	**1 091**	**935**	**2 133**	**1 918**	**186**	**150**	**348**	**290**

BUSINESS AREA - IRON POWDER

	Q 2 2004	Q 2 2003	Q 1-2 2004	Q 1-2 2003	Last 12 months	Year 2003
Net sales, MSEK	734	647	1 432	1 315	2 704	2 587
Operating income, MSEK	107	114	223	219	413	409
Operating margin, %	14.6	17.6	15.6	16.7	15.3	15.8
Assets, MSEK	-	-	-	-	3 820	3 542
Liabilities, MSEK	-	-	-	-	561	422
Investments, MSEK	54	62	114	121	276	283
Depreciation, MSEK	60	56	118	115	233	230

BUSINESS AREA - HIGH-ALLOY METAL POWDER

	Q 2 2004	Q 2 2003	Q 1-2 2004	Q 1-2 2003	Last 12 months	Year 2003
Net sales, MSEK	368	294	720	616	1 295	1 191
Operating income*, MSEK	59	36	105	71	177	143
Operating margin*, %	16.0	12.2	14.6	11.5	13.7	12.0
Assets, MSEK	-	-	-	-	987	1 114
Liabilities, MSEK	-	-	-	-	235	160
Investments, MSEK	-295	9	-288	574	-273	589
Depreciation, MSEK	10	15	22	31	40	49

* excl. gain on sale of SCM Copper Business

Comparative information regarding the sale of the SCM Copper Business

The numbers for the sold business are taken from the internal operative accounting system

CONSOLIDATED INCOME STATEMENT	Höganäs Group			SCM Copper			Höganäs Group excl SCM Copper		
MSEK	Q 1-2 2004	Q 1-2 2003	Year 2003	Q 1-2 2004	Q 1-2 2003	Year 2003	Q 1-2 2004	Q 1-2 2003	Year 2003
Net sales	2 133	1 918	3 750	189	190	368	1 944	1 728	3 382
Cost of goods sold	-1 632	-1 446	-2 857	-151	-152	-294	-1 481	-1 294	-2 563
Gross profit	**501**	**472**	**893**	**38**	**38**	**74**	**463**	**434**	**819**
Selling expenses	-100	-98	-202	-6	-6	-14	-94	-92	-188
Administrative expenses	-91	-81	-162	-3	-4	-7	-88	-77	-155
R&D costs	-65	-71	-134	-3	-3	-7	-62	-68	-127
Other operating income	108*	73	164	20*	-	-	88	73	164
Other operating expenses	-5	-5	-10	-	-	-	-5	-5	-10
Operating income	**348**	**290**	**549**	**46**	**25**	**46**	**302**	**265**	**503**
Operating margin, %	16.3	15.1	14.6	13.8**	13.2	12.5	15.5	15.3	14.9
Financial income	7	16	29	-	-	-	7	16	29
Financial expenses	-26	-37	-64	-2	-4	-7	-24	-33	-57
Profit after financial items	**329**	**269**	**514**	**44**	**21**	**39**	**285**	**248**	**475**
Tax	-96	-74	-159	-9	-9	-16	-87	-65	-143
Minority share	0	0	0	-	-	-	0	0	0
Net income	**233**	**195**	**355**	**35**	**12**	**23**	**198**	**183**	**332**
Depreciation, write-downs for the period	-140	-146	-279	-5	-6	-12	-135	-140	-267

* whereof gain on sale of SCM Copper Business 20 MSEK

** excl. gain on sale of SCM Copper Business

CONSOLIDATED BALANCE SHEET	Höganäs Group			SCM Copper			Höganäs Group excl SCM Copper		
MSEK	30 June 2004	30 June 2003	31 Dec 2003	30 June 2004	30 June 2003	31 Dec 2003	30 June 2004	30 June 2003	31 Dec 2003
Intangible fixed assets	198	227	250	-	44	39	198	183	211
Tangible fixed assets	2 633	2 827	2 719	-	140	125	2 633	2 687	2 594
Financial fixed assets	71	87	86	-	-	-	71	87	86
Inventories	929	809	810	-	52	40	929	757	770
Current receivables	929	810	768	-	66	62	929	744	706
Liquid funds/assets	103	123	75	-	-	-	103	123	75
Total assets	**4 863**	**4 883**	**4 708**	**-**	**302**	**266**	**4 863**	**4 581**	**4 442**
Shareholders' equity	2 057	1 832	1 974						
Minority share	1	2	1						
Interest-bearing liabilities provisions	1 625	1 889	1 726						
Non-interest-bearing liabilities provisions	1 180	1 160	1 007						
Total liabilities and shareholders' equity	**4 863**	**4 883**	**4 708**						

CASH FLOW STATEMENT	Höganäs Group			SCM Copper			Höganäs Group excl SCM Copper		
MSEK	Q 1-2 2004	Q 1-2 2003	Year 2003	Q 1-2 2004	Q 1-2 2003	Year 2003	Q 1-2 2004	Q 1-2 2003	Year 2003
Cash flow before change in working capital	335	640	909	30	26	46	305	614	863
Change in working capital	-210	-180	-157	-41	12	16	-169	-192	-173
Investment activities	174	-695	-869	298	-254	-256	-124	-441	-613
Cash flow after investment activities	**299**	**-235**	**-117**	**287**	**-216**	**-194**	**12**	**-19**	**77**
Financing activities	-102	455	292						
Dividends	-171	-171	-171						
Cash flow for the period	**26**	**49**	**4**						
Liquid funds, opening balance	75	77	77						
Exchange rate differences in liquid funds	2	-3	-6						
Liquid funds, closing balance	**103**	**123**	**75**						